                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              THE NORTH FACE, INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)


                                    659317101
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 9 Pages


                                  SCHEDULE 13G

CUSIP NO.      659317101

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J.H. WHITNEY & CO., A NEW YORK LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-1534455), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, MICHAEL R. STONE AND WHITNEY GENERAL PARTNER, L.L.C.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / /
                                                                       (B) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

      A NEW YORK LIMITED PARTNERSHIP. ALL INDIVIDUAL GENERAL PARTNERS ARE UNITED STATES CITIZENS. WHITNEY GENERAL PARTNER, L.L.C. IS A DELAWARE LIMITED LIABILITY COMPANY.

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
   NUMBER OF                   0 SHARES OF COMMON STOCK
     SHARES                -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   0 SHARES OF COMMON STOCK
      EACH                 -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    0 SHARES OF COMMON STOCK
      WITH                 -----------------------------------------------------
                           8  SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   /X/
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.00%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages


                                  SCHEDULE 13G

CUSIP NO.    659317101

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WHITNEY 1990 EQUITY FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 06-1305466), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
      C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY
      E. NEWTON, III, DANIEL J. O'BRIEN AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) / /
                                                                 (B) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

      A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
   NUMBER OF                   0 SHARES OF COMMON STOCK
     SHARES                -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   0 SHARES OF COMMON STOCK
      EACH                 -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    0 SHARES OF COMMON STOCK
      WITH                 -----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   /X/
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.00%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages


                                  SCHEDULE 13G

CUSIP NO.      659317101

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WHITNEY SUBORDINATED DEBT FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13- 3526570), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
      C. BROOKS, PETER M. CASTLEMAN, JAMES H. FORDYCE, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) / /
                                                                     (B) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

      A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
    NUMBER OF                  0 SHARES OF COMMON STOCK
     SHARES                -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   0 SHARES OF COMMON STOCK
     EACH                  -----------------------------------------------------
   REPORTING               7   SOLE DISPOSITIVE POWER
    PERSON                     0 SHARES OF COMMON STOCK
     WITH                  -----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.00%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages


Item 1(a).  Name of Issuer:

         The North Face, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         2013 Farallon Drive
         San Leandro, CA  94577

Item 2(a).  Name of Person Filing:

         (i) J. H. Whitney & Co., a New York limited partnership. The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and Whitney General Partner, L.L.C., the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

         (ii) Whitney 1990 Equity Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney 1990 Equity Fund, L.P. are as follows:
                  Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

         (iii) Whitney Subordinated Debt Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney Subordinated Debt Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford CT 06901.

Item 2(b).  Address of Principal Business Office or,
                    if none, Residence:

         (i)      J. H. Whitney & Co.
                  177 Broad Street
                  Stamford, CT  06901

         (ii)     Whitney 1990 Equity Fund, L.P.
                  177 Broad Street
                  Stamford, CT  06901

                                                               Page 6 of 9 Pages


         (iii)    Whitney Subordinated Debt Fund, L.P.
                  177 Broad Street
                  Stamford, CT  06901

Item 2(c).  Citizenship:

         (i) J. H. Whitney & Co. is a New York limited partnership. All of its individual general partners are citizens of the United States. Whitney General Partner, L.L.C. is a Delaware limited liability company.

         (ii) Whitney 1990 Equity Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

         (iii) Whitney Subordinated Debt Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

Item 2(d).  Title of Class of Securities:

         Common Stock.

Item 2(e).  CUSIP Number:

         659317101

Item 3.

         Inapplicable.

Item 4.  Ownership:

         The following information is provided as of December 31, 1997:

         (a)      Amount Beneficially Owned:

              (i)    J. H. Whitney & Co. is the beneficial owner of 0 shares.1/

--------

1/ The figure for the amount beneficially owned by each of J.H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. does not include the following shares of Common Stock owned by the general partners of J.H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P., with respect to all of which J.H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordianted Debt Fund, L.P. disclaim beneficial ownership: (i) Michael C.
                                                                  (continued...)

                                                               Page 7 of 9 Pages


           (ii) Whitney 1990 Equity Fund, L.P. is the beneficial owner of 0 shares.1

           (iii) Whitney Subordinated Debt Fund, L.P. is the beneficial owner of 0 shares.1

      (b)      Percent of Class:

                        0.00% for J. H. Whitney & Co.;
                        0.00% for Whitney 1990 Equity Fund, L.P.; and 0.00% for Whitney Subordinated Debt Fund, L.P.

      (c)      Number of shares as to which such person has:

               (i)      sole power to vote or to direct the vote:

                        0 shares for J. H. Whitney & Co.;
                        0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

               (ii)     shared power to vote or to direct the vote:

                        0 shares for J. H. Whitney & Co.;
                        0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

               (iii)    sole power to dispose or to direct the disposition of:

                        0 shares for J. H. Whitney & Co.;
                        0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

               (iv)     shared power to dispose or to direct the disposition of:

                        0 shares for J. H. Whitney & Co.;
                        0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

---------------------
(...continued)

      Brooks - 44,860 shares; (ii) William Laverack, Jr. - 33,784 shares; and
      (iii) Ray E. Newton, III - 25,423 shares. J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. disclaim the existence of a group with respect to the Common Stock of the Issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

                                                               Page 8 of 9 Pages


Item 5.   Ownership of Five Percent or Less of a Class:

         As of the date hereof, the reporting persons are not the beneficial owners of more than five percent of the issuer's Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of
                  Another Person:

         No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by
J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P.

Item 7.   Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on By the Parent Holding Company:

         Inapplicable.

Item 8.   Identification and Classification of Members of the
                  Group:

         Inapplicable.

Item 9.   Notice of Dissolution of Group:

         Inapplicable.

Item l0.  Certification:

         Inapplicable.

                                                               Page 9 of 9 Pages

         After reasonable inquiry and to the best of its knowledge and belief, each of J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1998


                                            J. H. WHITNEY & CO.


                                            By: /s/ Daniel J. O'Brien
                                                ------------------------
                                                Daniel J. O'Brien
                                                General Partner

                                            WHITNEY 1990 EQUITY FUND, L.P.

                                            By: /s/ Daniel J. O'Brien
                                                ------------------------
                                                Daniel J. O'Brien
                                                General Partner


                                            WHITNEY SUBORDINATED DEBT FUND, L.P.

                                            By: /s/ Daniel J. O'Brien
                                                ------------------------
                                                Daniel J. O'Brien
                                                General Partner